SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. ___)


                                  PRAB, INC.
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                               (Name of Issuer)

                         Common Stock $.10 Par Value
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                        (Title of Class of Securities)

                                 739413 10 2
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                                (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No       739413 10 02
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1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons              Gary A. Herder
                            ###-##-####

2)     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3)     SEC Use Only

4)     Citizenship or Place of Organization        United States Citizen

Number of
 Shares       (5)    Sole Voting Power                   112,547
Beneficially
 Owned by     (6)    Shared Voting Power                 123,371
 Each
 Reporting    (7)    Sole Dispositive Power              112,547
 Person
 With         (8)    Shared Dispositive Power                  0

9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    235,918

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)    Percent of Class Represented by Amount in Row 9
                                      12.9%

12)    Type of Reporting Person (See Instructions)              IN

                                  Item 1(a)

Name of Issuer:              Prab, Inc

                                  Item 1(b)

Address of Issuer's Principal Executive Offices:
                              5944 E. Kilgore Road,
                              Kalamazoo, Michigan

                                  Item 2(a)

Name of Person Filing:        Gary A. Herder

                                  Item 2(b)

Address of Principal Business Offices or, if none, Residence:
                              5944 E. Kilgore Road,
                              Kalamazoo, Michigan

                                  Item 2(c)

Citizenship:   United States

                                  Item 2(d)

Title of Class of Securities:       Common Stock, $.10 par value

                                  Item 2(e)

CUSIP Number:         739413 10 2

                                    Item 3

Not Applicable

                                    Item 4

    (a)    Amount Beneficially Owned:          235,918(1)

    (b)    Percent of Class:                      12.9%

    (c)    Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote
                                               112,547

          (ii)   shared power to vote or to direct the vote
                                               123,371(2)

         (iii)  sole power to dispose or to direct the disposition of
                                               112,547

          (iv)   shared power to dispose or to direct the disposition of
                                                      0


(1) Includes 78,500 shares with respect to which Mr. Herder has the right to acquire beneficial ownership pursuant to certain stock option plans of Prab, Inc.

(2) Mr. Herder and Robert Klinge are the Co-Trustees of Prab, Inc.'s profit sharing plan, which holds 123,371 shares of Prab, Inc.'s common stock (the "Plan Stock"). Messrs. Herder and Klinge share the sole power to vote the Plan Stock. The Administrative Committee appointed by the Board of Directors to administer this Plan has the sole power to direct the disposition of the Plan Stock and any dividends and proceeds of sale arising therefrom. As of December 31, 1996, the members of the Administrative Committee were John J. Wallace and Eric V. Brown, Sr. The filing of this statement shall not be construed as an admission that either Mr. Wallace or Mr. Brown, Sr. is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Plan Stock.

                                    Item 5

Ownership of Five Percent or Less of a Class.
Not Applicable

                                    Item 6

Ownership of More than Five Percent on behalf of Another Person.
See footnote (2) under Item 4

                                    Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

                                    Item 8

Identification and Classification of Members of the Group.
Not Applicable

                                    Item 9

Notice of Dissolution of Group.
Not Applicable


                                   Item 10

Certification. Not Applicable

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
Date

/s/ Gary A. Herder
------------------
Signature


Gary A. Herder
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Name/Title